Exhibit 99.2

CHARTER OF THE NOMINATION COMMITTEE OF THE BOARD OF DIRECTORS OF KINGSOFT CLOUD HOLDINGS LIMITED

(Adopted by the Board of Directors of Kingsoft Cloud Holdings Limited on December 20, 2022, and amended on November 19, 2025)

This charter (“Charter”) is available for viewing in English and traditional Chinese. If there is any inconsistency between the English and the traditional Chinese versions of this Charter, the English version shall prevail over the traditional Chinese version.

Purpose

The Nomination Committee (the “Committee”) is created by the board of directors (the “Board”) of Kingsoft Cloud Holdings Limited (the “Company”) to, subject to the then-effective articles and memorandum of association of the Company:

•	review and evaluate the structure, size, composition (including the skills, knowledge and experience), function and duties of the Board consistent with its needs at least annually, assist the Board in maintaining a board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	recommend criteria for the selection of candidates to the Board and its committees, and identify individuals suitably qualified to become Board members consistent with such criteria, including the consideration of nominees submitted by shareholders, and select or make recommendations to the Board on the selection of individuals nominated for directorships;

•	recommend to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

•	make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the chairman and the chief executive;

•	recommend directors for appointment to Board committees;

•	make recommendations to the Board as to determinations of director independence through assessing the independence of independent non-executive directors;

•	assess each director’s time commitment and contribution to the Board, as well as the director’s ability to discharge his or her responsibilities effectively, taking into account professional qualifications and work experience, existing directorships of listed companies (if any) and other significant external time commitments of such director and other factors or circumstances relevant to the director’s character, integrity, independence and experience;

•	support the Company’s regular evaluation of the Board’s performance;

•	oversee the evaluation of the Board; and

•	have a policy concerning diversity of board members and disclose the policy on diversity or a summary of the policy in the corporate governance report.

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Membership

The Committee shall consist of two or more directors and must be comprised of a majority of independent non-executive directors meeting the independence requirements from time to time as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKSE”) (“HKSE Listing Rules”) (as amended from time to time), as determined from time to time by the Board. Each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the Nasdaq Global Select Market (“Nasdaq”) (for so long as the Company’s shares or American depositary shares (“ADSs”) are there listed), the HKSE (for so long as the Company’s shares or ADSs are there listed) and any other securities exchange or other system on which the Company’s shares or ADSs are listed or authorized for trading from time to time (The Nasdaq, the HKSE and any such other securities exchange or other system collectively, the “Stock Exchanges”) and any additional requirements that the Board deems appropriate.

The Committee shall be chaired by the chairman of the Board or an independent non-executive director. At least one member of the Committee shall be of a different gender. Committee members shall be appointed by the Board and may be removed by the Board at any time. The Board shall designate the Chairperson of the Committee.

Responsibilities

The basic responsibility of the members of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, members should be entitled to rely on the honesty and integrity of the Company’s senior executives and its outside advisors and auditors, to the fullest extent permitted by law.

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee is responsible for the following matters.

Board/Committee Nominees

The following duties and responsibilities with respect to Board candidates and nominees are within the authority of the Committee and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the United States Securities and Exchange Commission (the “SEC”), the Hong Kong Securities and Futures Commission (the “SFC”), the Stock Exchanges, or any other applicable regulatory authority:

•	The Committee shall oversee searches for and identify qualified individuals for membership on the Board.

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•	The Committee shall recommend individuals for membership on the Board and its committees for approval by the Board and/or the shareholders, if applicable. In making its recommendations for the Board and committee membership, the Committee shall:

•	review candidates’ qualifications for membership on the Board or a committee of the Board (including making a specific determination as to the independence of each candidate) based on the criteria approved by the Board (and taking into account the enhanced independence, financial literacy and financial expertise standards that may be required under law, Nasdaq Global Select Market rules, HKSE Listing Rules for audit committee of the Board or other committee membership purposes);

•	in evaluating current directors for re-nomination to the Board or re-appointment to any Board committees, assess the performance of such directors;

•	periodically review the composition of the Board and its committees in light of the current challenges and needs of the Board and each committee, and determine whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, age, skills, background and experience;

•	periodically review, as appropriate, the services of all directors on the boards of other public companies (if applicable) with consideration to the substantial time commitment required of directors and make such recommendations to the Board as it may deem advisable; and

•	consider any other factors that are deemed appropriate by the Committee or the Board.

•	The Committee shall consider the following factors to ensure that the Board has access to independent opinions:

•	when assessing a candidate for appointment as an independent non-executive director of the Board, the Committee shall assess whether the candidate is able to give independent opinion to the Board, taking into account whether the candidate has sufficient time to perform his/her duty as an independent non-executive director, whether the candidate has relevant experience and/or appropriate qualifications in order to give independent opinion to the Board; and

•	when assessing whether an independent non-executive director should be re-elected, the Committee shall consider the independent non-executive director’s overall contributions to the Board during his/her tenure and length of tenure, in order to assess whether the independent non-executive director is able to give independent opinion to the Board.

Director Orientation and Continuing Education

•	The Committee shall oversee an orientation and continuing education program for directors.

Reporting to the Board

•	The Committee shall report to the Board periodically.

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•	At least annually, the Committee shall evaluate its own performance and report to the Board on such evaluation.

•	The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

Authority and Delegations

The Committee has the sole authority to retain and terminate any advisers, including search firms to identify director candidates and legal counsel, including sole authority to approve all such advisers’ fees and other retention terms.

The Committee shall have available appropriate funding from the Company as determined by the Committee for payment of:

•	compensation to any advisers employed by the Committee; and

•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may delegate its authority to the Chairperson of the Committee when it deems it to be appropriate and in the best interests of the Company.

Procedures

The Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this Charter. The Chairperson shall preside at each meeting and, in the absence of the Chairperson, one of the other members of the Committee shall be designated as the acting chair of the meeting. The Chairperson, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this Charter.

The Committee shall report regularly to the Board on its activities, decisions and recommendations, as appropriate, unless there are legal or regulatory restrictions on its ability to do so.

Evaluation of the Committee

The Committee shall, on an annual basis, evaluate its performance. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate. The Committee shall address all matters that the Committee considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner. The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Company’s or the Board’s policies or procedures.

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